                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2009

                                   ----------

                        Commission File Number: 000-51242

                                   ----------

            CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

     Tower D2, IT Park, Electronic Town, No. 10A, Jiu Xian Qiao North Road,
         Chao Yang District, Beijing 100015, People's Republic of China
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        CHINA TECHFAITH WIRELESS COMMUNICATION
                                        TECHNOLOGY LIMITED


                                        By: /s/ Yuping Ouyang
                                            ------------------------------------
                                        Name: Yuping Ouyang
                                        Title: Chief Financial Officer

Date: March 10, 2009

                                  EXHIBIT INDEX

Exhibit 99.1 - Press Release